SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 8 )*

KAYNE ANDERSON MLP INVESTMENT COMPANY
(Name of Issuer)

Series C Mandatory Redeemable Preferred Stock
(Title of Class of Securities)

4866064#0
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 4866064#0	13G	Page 2 of 6

1	NAMES OF REPORTING PERSONS
Sun Life Financial Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
440,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
440,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
440,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
26.19%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

CUSIP No. 4866064#0	13G	Page 3 of 6

Item 1(a).	Name of Issuer: Kayne Anderson MLP Investment Company

Item 1(b).	Address of Issuer’s Principal Executive Offices: 811 Main Street, 14th Floor Houston, TX 77002 USA

Item 2(a).	Name of Person Filing: Sun Life Financial Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence: 1 York Street Toronto, Ontario, Canada M5J 0B6

Item 2(c).	Citizenship: Canada

Item 2(d).	Title of Class of Securities: Series C Mandatory Redeemable Preferred Stock

Item 2(e).	CUSIP Number: 4866064#0

CUSIP No. 4866064#0	13G	Page 4 of 6

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☒ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)
☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

 If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:  Holding company.

Item 4.
Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The percentages used herein are calculated based upon the shares issued and outstanding as of November 30, 2018 as reported on the Form N-CSR filed with the Securities and Exchange Commission for the Period ended November 30, 2018.

(a)	Amount beneficially owned: 440,000

(b)	Percent of class: 26.19%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 440,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 440,000

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. 4866064#0	13G	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Sun Life Assurance Company of Canada; classification: insurance company.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 4866064#0	13G	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2019

SUN LIFE FINANCIAL INC.

By:	/s/ John T. Donnelly
Name: John T. Donnelly Title: Authorized Signatory

By:	/s/ Randolph B. Brown
Name: Randolph B. Brown: Title: Authorized Signatory